UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 60)*

Keystone Consolidated Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

493422 30 7
(CUSIP Number)

BOBBY D. O’BRIEN
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2013
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  493422 30 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) KYCN Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,937,982
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,937,982
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,937,982
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  493422 30 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, WC & OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,937,982
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,937,982
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,937,982
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 493422 30 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,951,439
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,951,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 60
TO SCHEDULE 13D

This amended statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Shares”), of Keystone Consolidated Industries, Inc., a Delaware corporation (the “Company”).  Items 2, 4, 5, 6 and 7 of this Statement are hereby amended or supplemented as set forth below.

Item 2.	Identity and Background.

Item 2 is amended and supplemented as follows:

(a)           This Statement is filed by:

•	KYCN Acquisition Corporation (“KYCN Acquisition”) as a direct holder of Shares;

•	Contran Corporation (“Contran”) as an indirect owner of the Shares directly owned by its wholly owned subsidiary, KYCN Acquisition; and

•	by virtue of his position with Contran (as described in this Statement), Harold C. Simmons (collectively, the “Reporting Persons”)

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

KYCN Acquisition and Mr. Simmons’ wife are the direct holders of approximately 90.4% and 0.1%, respectively, of the 12,101,932 Shares outstanding as of July 11, 2013 according to information furnished by the Company (the “Outstanding Shares”).  KYCN and Contran may be deemed to control the Company.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Mr. Simmons (the “Trusts”), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts.  Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

Mr. Simmons is chairman of the board of Contran.  By virtue of the holding of this office, the stock ownership and his service as trustee, as described above, (a) Mr. Simmons may be deemed to control Contran, KYCN Acquisition and the Company and (b) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares directly held by KYCN Acquisition and his wife.  However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned by either of them.

Certain information concerning the directors and executive officers of KYCN Acquisition and Contran, including offices held by Mr. Simmons, is set forth on Schedule B attached hereto and incorporated herein by reference.

(b)           The principal offices of the KYCN Acquisition and Contran are located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

(c)           The Company is a manufacturer of steel fabricated wire products, industrial wire and wire rod.

KYCN Acquisition is a holding company that directly holds 90.4% of the outstanding Shares.  KYCN Acquisition’s operations are conducted through the Company.

Contran is primarily a holding company with operations conducted through wholly-owned and majority-owned subsidiaries, including the Company and Valhi, Inc. (“Valhi”).  Valhi, a publicly traded company approximately 92.6% controlled by Contran, is also primarily a holding company with operations in chemicals (through Kronos Worldwide, Inc.), component products (through CompX International Inc.) and waste management industries (through Waste Control Specialists LLC)

(d)           None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Contran and KYCN Acquisition are Delaware corporations.  Harold C. Simmons and all persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 4.	Purpose of Transaction

Item 4 is hereby amended or supplemented as set forth below.

As already disclosed, on May 10, 2013, Contran Corporation (“Contran”) announced that it intends to take action under Section 253 of the Delaware General Corporation Law (“DGCL”) and complete a short-form merger (the “Merger”) of the Company with KYCN Acquisition, newly incorporated for the sole purpose of completing such Merger.  Following the Merger, the Company, as the survivor, would become a wholly owned subsidiary of Contran.  KYCN Acquisition currently owns 90.4% of the outstanding Shares, more than the 90% threshold required for KYCN Acquisition to take such action under the DGCL.  As a result of the Merger, each Share not owned by Contran or KYCN Acquisition will automatically be converted into the right to receive $9.00 per share in cash, without interest, at the effective time of the Merger, which Contran and KYCN Acquisition now intend to complete at 5:00 p.m. (Eastern time) on July 22, 2013, or as soon as practical thereafter.

Stockholders of the Company other than Contran and KYCN Acquisition will be paid for their Shares held as of the effective date of the Merger promptly after the effective date of the Merger and their completion of necessary applicable documentation.  Instructions for surrendering stock certificates will be set forth in a Letter of Transmittal and accompanying Notice of Merger and Appraisal Rights and a Surrender Form, which will be mailed to stockholders of record of the Company as of the effective date of the Merger within ten calendar days following the effective date of the Merger.

Subject to compliance with the applicable provisions of the DGCL, stockholders of the Company other than Contran and KYCN Acquisition will have a statutory right to demand payment of the fair value of their Shares as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus interest, if any, from the effective date of the Merger.  This value may be equal to, more than or less than the $9.00 per share consideration offered in the Merger.  Instructions regarding the procedures to seek such appraisal rights will be contained in the Notice of Merger and Appraisal Rights.

Contran and KYCN Acquisition filed with the U.S. Securities and Exchange Commission a Schedule 13E-3 (the “Original Schedule 13E-3”) on May 10, 2013, and subsequently amended the Original Schedule 13E-3 by Amendment No. 1 thereto filed on June 7, 2013 (“Amendment No. 1”), by Amendment No. 2 thereto filed on June 20, 2013 (“Amendment No. 2”) and by Amendment No. 3 thereto filed on July 11, 2013 (“Amendment No. 3”).  Amendment No. 3 amended and restated the Original Schedule 13E-3 in its entirety, including, among other things, the changes reflected in Amendment Nos. 1 and 2 (the Original Schedule 13E-3, as amended by Amendment Nos. 1, 2 and 3, the “Schedule 13E-3”).  The Schedule 13E-3 describes in more detail, among other things, the purpose and principal terms of the Merger, Contran’s position as to the fairness of the Merger to the unaffiliated stockholders of the Company, and the appraisal rights of the Company’s stockholders.  The disclosure in the Schedule 13E-3 is incorporated in its entirety into this Statement by reference to the Schedule 13E-3.

As described herein, Mr. Simmons, through Contran, may be deemed to control the Company.

Item 5.                 Interest in Securities of the Issuer

There is no change to the prior disclosure under this item except for the following.

(a)           The following entities or persons directly hold the following Shares:

Reporting Person	Shares Directly Held

KYCN Acquisition	10,937,982
Annette C. Simmons	13,457
Total	10,951,439

By virtue of the relationships described under Item 2 of this Statement, Contran may be deemed to be the beneficial owner of the 10,937,982 Shares (approximately 90.4% of the Outstanding Shares) that KYCN Acquisition directly holds and Mr. Simmons may be deemed to be the beneficial owner of the 10,951,439 Shares (approximately 90.5% of the Outstanding Shares) that KYCN Acquisition and his wife directly hold.  Mr. Simmons disclaims beneficial ownership of any Shares that he does not hold directly.  Mrs. Simmons disclaims beneficial ownership of any Shares that she does not hold directly.

(b)           By virtue of the relationships described under Item 2 of this Statement:

(1)           KYCN Acquisition, Contran and Mr. Simmons may be deemed to share the power to vote and direct the disposition of the 10,937,982 Shares (approximately 90.4% of the Outstanding Shares) that KYCN Acquisition holds directly; and

(2)           Mr. Simmons and his wife may be deemed to share the power to vote and direct the disposition of the 13,457 Shares (approximately 0.1% of the Outstanding Shares) that his wife holds directly.

The Reporting Persons understand, based on ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule C to this Statement.

(c)           On June 4, 2013, Contran contributed 10,937,982 Shares (approximately 90.4% of the Outstanding Shares) to its wholly owned subsidiary, KYCN Acquisition.

(d)           KYCN Acquisition and Mr. Simmons’ wife each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares it or she directly holds.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There is no change to the prior disclosure under this item except for the following.

The information included in Item 4 of this Statement is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby supplemented as set forth below.

Exhibit 1
Amendment No. 3 to Schedule 13E-3 regarding the Common Stock of Keystone Consolidated Industries, Inc. filed on July 11, 2013 by Contran Corporation and KYCN Acquisition Corporation with the U.S. Securities and Exchange Commission (File No. 005-31481).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 12, 2013

/s/ Steven L. Watson
Steven L. Watson
Signing in the capacities listed on Schedule A attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 12, 2013

/s/ Harold C. Simmons
Harold C. Simmons
Signing in his individual capacity only.

SCHEDULE A

Steven L. Watson, as President of each of:

KYCN ACQUISITION CORPORATION
CONTRAN CORPORATION

SCHEDULE B

The names of the directors and executive officers of KYCN Acquisition Corporation (“KYCN Acquisition”) and Contran Corporation (“Contran”) and their present principal occupations are set forth below.  Each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

Name	Present Principal Occupation

L. Andrew Fleck	Vice president-real estate of Contran.

Robert D. Graham
Vice president of Contran, KYCN Acquisition and Valhi, Inc., a publicly held subsidiary of Contran (“Valhi”); vice president and general counsel of NL Industries, Inc. (“NL”), a publicly held subsidiary of Valhi; and executive vice president of Kronos Worldwide, Inc. (“Kronos Worldwide”), a publicly held subsidiary of Valhi.

William J. Lindquist	Director and senior vice president of Contran; senior vice president of Valhi; and chief executive officer of Waste Control Specialists LLC, a subsidiary of Valhi.

A. Andrew R. Louis	Vice president and secretary of CompX International Inc., a publicly held subsidiary of NL (“CompX”), Kronos Worldwide, KYCN Acquisition, NL and Valhi; and secretary of Contran.

Kelly D. Luttmer	Vice president and tax director of the Company; and vice president and global tax director of CompX, Contran, Kronos Worldwide, KYCN Acquisition, NL and Valhi.

Bobby D. O’Brien
Vice president and chief financial officer of Contran and Valhi; vice president, chief financial officer and director of KYCN Acquisition; president of Kronos Worldwide; and executive vice president of CompX.

Andrew B. Nace	Vice president and general counsel of KYCN Acquisition, Kronos International, Inc., a subsidiary of Kronos Worldwide, and Valhi; and vice president of CompX and NL.

Harold C. Simmons	Chairman of the board of Contran, Kronos Worldwide and Valhi; and chairman of the board and chief executive officer of NL.

John A. St. Wrba	Vice president and treasurer of Contran, Kronos Worldwide, KYCN Acquisition, NL and Valhi.

Gregory M. Swalwell	Vice president and controller of Contran, KYCN Acquisition and Valhi; executive vice president and chief financial officer of Kronos Worldwide and NL; and executive vice president of CompX.

Steven L. Watson
President of KYCN Acquisition; director and president of Contran; vice chairman and chief executive officer of Kronos Worldwide and NL; chairman of the board of CompX; director, president and chief executive officer of Valhi; and director of the Company.

SCHEDULE C

Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

Name	Shares Held (1)

L. Andrew Fleck	--0--

Robert D. Graham	--0--

William J. Lindquist	--0--

A. Andrew R. Louis	--0--

Kelly D. Luttmer	--0--

Bobby D. O’Brien	--0--

Andrew B. Nace	--0--

Harold C. Simmons (2)	13,457

John A. St. Wrba	--0--

Gregory M. Swalwell	--0--

Steven L. Watson	--0--

(1)	There are no outstanding stock options to acquire Shares.

(2)
Comprises the 13,457 Shares held directly by his wife.  Does not include other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Mr. Simmons disclaims beneficial ownership of all Shares.

EXHIBIT INDEX

Exhibit 1
Amendment No. 3 to Schedule 13E-3 regarding the Common Stock of Keystone Consolidated Industries, Inc. filed on July 11, 2013 by Contran Corporation and KYCN Acquisition Corporation with the U.S. Securities and Exchange Commission (File No. 005-31481).